Via Facsimile and U.S. Mail
Mail Stop 6010

August 22, 2008

Mr. Wayne S. DeVeydt
Executive Vice President and
Chief Financial Officer
WellPoint, Inc.
120 Monument Circle
Indianapolis, IN 46204

Re: Wellpoint, Inc.
       Form 10-K for the Fiscal Year Ended December 31, 2007
       Form 10-Q for the Quarterly Period Ended March 31, 2008
       File Number: 001-16751

Dear Mr. DeVeydt:

        We have completed our review of your Form 10-K and have no further comments
at this time.

                                        Sincerely,

                                        Joel Parker
                                        Accounting Branch Chief